Filed by New Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rainy River Resources Ltd.

Commission File Number: 132-02776

Date: August 9, 2013

New Gold Successfully Completes Offer with 97% of Rainy River Shares Tendered

(All figures are in Canadian dollars unless otherwise indicated)

August 9, 2013 — New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that, as of 5:00 p.m. (Toronto time) on August 8, 2013, a total of approximately 100.9 million common shares of Rainy River, representing approximately 97.5% of the outstanding shares, had been validly deposited to New Gold’s offer to acquire all of the outstanding shares of Rainy River (the “Offer”) which was extended by a Notice of Extension dated July 25, 2013. New Gold has taken up and accepted for payment all shares tendered between July 25 and August 8, 2013, being approximately 11.7 million shares, and will pay for such shares today. Shares tendered on or before July 24, 2013 were previously taken up and paid for by New Gold.

Rainy River shareholders who tendered their shares between July 25 and August 8, 2013, and who elected the cash option will receive $1.97 in cash and 0.243 New Gold shares for each share tendered and those who elected the share option will receive 0.5 New Gold shares, subject in each case to adjustment for fractional shares and to confirmation of the number of Rainy River shares validly tendered pursuant to Notices of Guaranteed Delivery.

As the Offer has now expired, New Gold plans to acquire the balance of the Rainy River shares not tendered to the Offer by way of compulsory acquisition under the Business Corporations Act (British Columbia). A Notice of Compulsory Acquisition is expected to be mailed in the coming days to Rainy River shareholders who did not tender their shares to the Offer. Shareholders are encouraged to carefully review the Notice of Compulsory Acquisition and accompanying Letter of Transmittal, and to complete and return the Letter of Transmittal, together with the certificates representing their Rainy River shares, in accordance with the instructions included in the Notice of Compulsory Acquisition.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its production base and solid foundation. In addition, New Gold owns 100% of the Blackwater project and 97% of the Rainy River project, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment, sustainability and generating peer-leading shareholder returns. For further information on the company, please visit www.newgold.com.

U.S. Shareholders

New Gold has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 in connection with the Offer which includes the formal offer, take-over bid circular and other offer documents. New Gold encourages shareholders of Rainy River to read the formal offer, take-over bid circular and other offer documents filed with the SEC which contain the full terms and conditions of the Offer and other important information. The offer, take-over bid circular and other offer documents may be obtained free of charge through the Securities and Exchange Commission’s website at www.sec.gov or by directing a request to the Investor Relations department of New Gold.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s plan to proceed with a Compulsory Acquisition in the coming days; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, in Canada obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and in Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and the timely satisfaction of all notices of guaranteed delivery. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

New Gold Inc.

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com